I'm attaching further changed pages 98 through 101 of the preliminary proxy statement which are marked to show the changes made in response to your three oral comments earlier today. I have indicated in the margins to which comment the changes relate.
Dale E. Short
(310) 789-1259 — Fax (310) 789-1459
dshort@troygould.com
Troy & Gould PC
1801 Century Park East, Suite 1600
Los Angeles, CA 90067-2367
www.troygould.com

below in this section and “Directors and Management Following the Acquisition” elsewhere in this proxy statement.

Compensation Philosophy and Objectives

The board of directors of RWA is responsible for establishing, implementing and monitoring RWA’s executive compensation program. RWA’s executive compensation program is designed to reward the achievement of RWA’s annual, long-term and strategic goals, as well as to attract and retain superior people in key positions by providing compensation that is reasonable and competitive relative to the compensation paid to similarly situated executives in Australia. In order to achieve these objectives, RWA provides its executives, including the “named executive officers” identified in the Summary Compensation Table, below, both cash and stock-based compensation that rewards performance measured against established goals.

Historically, RWA has not utilized outside consultants in connection with its executive compensation matters. In 2006, however, RWA’s board of directors engaged Godfrey Remuneration Service, an outside executive compensation consulting firm, or Godfrey, to advise the board with respect to the compensation of Robert Allan, RWA’s newly appointed Chief Executive Officer. Michael Baxter, who previously served as RWA’s Chief Executive Officer, was one of the founders and principal management shareholders of RWA. In connection with the appointment of Mr. Allan to succeed Mr. Baxter, the RWA board of directors engaged Godfrey to make a recommendation to the board regarding the compensation of a non-shareholder Chief Executive Officer such as Mr. Allan. In particular, the board directed Godfrey to review the compensation of non-shareholder chief executives of other Australian companies with annual revenues of between approximately AUS$60 million and AUS$100 million and with approximately 100 employees, and to make a recommendation to the RWA board regarding Mr. Allan’s base salary. Godfrey reviewed the executive compensation practices of listed companies on the Australia Stock Exchange, which in Godfrey’s assessment generally represented the most effective comparable market for top executive talent in Australia. In particular, it looked at the executive compensation of approximately 38 companies with a market capitalization of between AUS$15 million to AUS$100 million, although as a private company there was no similar market cap data available for RWA. Godfrey also reviewed executive compensation data reported in the 2005 Australian Institute of Management Large Companies Salary Survey, focusing primarily on companies with annual revenues of between AUS$20 million and AUS$100 million. Godfrey performed a general survey of the compensation practices of the companies it reviewed, and did not utilize specific compensation or other benchmarks. Based upon its review, Godfrey recommended a base annual salary for Mr. Allan of approximately $299,400, which represented the exact midpoint (i.e., 50th percentile) between the low and the high ends of the range of salaries within a group comprising the following companies:

SDI Limited
National Can Industries Limited
HGL Limited
Ausdrill Limited
CDS Technologies Limited
Willmott Forests Limited
Ariadne Australia Limited
Gale Pacific Limited
Devine Limited
Rock Building Society
AAV Limited
Oroton International Limited
Citect Corporation Limited
Peplin Biotech Limited
Adtrans Group Limited
Antares Energy Limited
Betcorp Limited
Schaffer Corporation
Danks Holdings Limited
Starpharma Holdings limited
Green’s Food Limited
Lighting Corporation Limited
Plaspak Group Limited
Agenix Limited
MXL Limited
Unilife Medical Solutions Limited
Circadian Technologies Limited
Catalyst Recruitment Systems Limited
Orbital Engine Corporation Limited
Occupational & Medical Innovations Limited
Adacel Technologies Limited
Multiemedia Limited
Kresta Holdings Limited
HomeLeisure Limited
Compumedics Limited
Polartechnics Limited
QPSX Limited

Based upon Godfrey’s advice, and in consultation with Mr. Allan, the RWA board determined to adopt Godfrey’s recommendation, but to phase-in the recommended salary over time and predicated on Mr. Allan’s satisfactory performance as Chief Executive Officer. Commencing March 1, 2006, Mr. Allan’s base salary was increased from approximately $173,360 to approximately $220,640; and commencing July 1, 2006, it was increased further to approximately $236,400. The board of directors of RWA currently is considering implementing the final increase in Mr. Allan’s compensation to the full recommended $299,400, which increase is expected to be made effective retroactively to the beginning of RWA’s current fiscal year that commenced on July 1, 2007. RWA did not measure, or benchmark, any other compensation elements for the Chief Executive Officer or for other named executive officers.

RWA has not implemented or offered any retirement plans, pension benefit or deferred compensation plans for its executive officers.

Setting Executive Compensation

Historically, the board of directors of RWA as a whole has established RWA’s executive compensation in consultation with RWA’s Chief Executive Officer during May or June of each year, in conjunction with RWA’s annual budgeting process. As part of this process, RWA’s Chief Executive Officer, in consultation with RWA’s Chief Financial Officer, recommends to the board of directors a budgeted amount of aggregate annual executive compensation, which typically includes a recommended increase in aggregate compensation (as adjusted for any new hires and other changes in executive personnel) at or slightly above the increase in the Australian national consumer price index over the prior year. Once the aggregate executive compensation budget is approved by the RWA board of directors, the Chief Executive Officer, in consultation with RWA’s Chief Financial Officer and consistent with the requirements of any written employment agreements with RWA’s executives, submits to the RWA board his recommendations with regard to the base salaries and annual cash bonuses of each of the individual executives. The board of directors of RWA, in its discretion, is free to adopt or modify the recommendations of the Chief Executive Officer.

Executive Compensation Components

For the fiscal years ended June 30, 2006 and 2007, the main elements of compensation for the named executive officers were:

•	annual base salary;

•	annual incentive cash bonus program; and

•	historical stock option-based equity incentives.

RWA’s long-term compensation has consisted solely of one-time awards of stock options under its 2004 Employee Stock Option Plan, or ESOP. The ESOP was established in 2004 in conjunction with the purchase of Royal Wolf by Equity Partners, the private equity firm and former majority shareholder of RWA.

The board of directors of RWA follows no particular policy for the allocation of executive compensation between long-term compensation and current annual compensation. The RWA board also has no established policy with respect to the allocation between cash and non-cash compensation. The stock options previously granted by RWA were determined by the directors who were serving on the board of RWA in 2004, including board representatives of Equity Partners, in consultation with senior management and the individual executives, including new hires such as Mr. Allan. The amount of options granted to each named executive officer was determined arbitrarily, and the options were to become vested and exercisable only in conjunction with a “realization event” such as a sale or merger of RWA. As such, the option grants bore no relationship to any other long-term goals of RWA or correlation with a possible decline in the value of RWA or any cost to RWA or benefit to the executives.

Base Salary

RWA provides executive officers a base salary to compensate them for services rendered during the fiscal year and in order to remain competitive in attracting and retaining qualified executives. Base salary for each named executive officer is determined based primarily on the negotiated base salaries called for in the executive’s written employment agreement, as adjusted based upon the board’s review of the executive’s compensation and the performance of the executive. Merit-based or inflation-based salary adjustments are considered annually as part of the board’s year-end review process in conjunction with the annual budget and performance forecasting of management, which is generally conducted during May of each year. As a general rule, base salaries constitute between approximately 70% to 90% of the maximum total annual compensation of RWA’s executive officers, including the incentive cash bonuses described below.

Incentive Cash Bonus Program

The RWA board of directors has established an annual incentive cash bonus program under which each executive officer is eligible to receive a cash bonus representing up to approximately 10% to 30% of his total annual cash compensation based upon RWA’s achievement of annual EBITDA targets discussed below and the satisfaction of “key performance indicators” established separately for each executive officer. Of this cash bonus amount, a percentage ranging from approximately 70% to 100% is based upon RWA’s achievement of annual EBITDA targets. At 90% of the target EBITDA levels, executive officers generally are awarded approximately one-third of that portion of their target bonus amount attributable to the achievement of the EBITDA targets. This percentage increases on a sliding scale to up to 100% of such bonus amount if RWA achieves 100% of the performance target. The executive officers also generally can receive up to 120% of the portion of their target bonuses attributable to RWA’s achievement of the target EBITDA if RWA’s actual EBITDA equals or exceeds 120% of the target. The balance of the maximum potential bonus is based upon the satisfaction of the key performance indicators established for each executive officer. Key performance indicators may include such matters as achievement of targeted revenues for particular products, development of employee training programs, development or implementation of other new business initiatives, and the executive officers’ individual job performance. The individual job performance indicator is strictly qualitative, and is not based upon any quantitative factors relating to job performance. Key performance indicators related to individual job performance generally are deemed to have been met unless an executive officer has been put on notice of specific performance-related problems during the bonus period. The determination of whether non-quantitative key performance indicators have been satisfied is made by the RWA board of directors, based upon the subjective assessment and evaluation of the directors. The particular bonuses and key performance indicators established for fiscal 2007 for each of the named executive officers are as follows:

•	Robert Allen — Mr. Allan’s bonus is conditioned upon the achievement of the following minimum performance targets: RWA’s achievement of at least 85%, or approximately $9.9 million, of its target EBITDA for 2007 of approximately $11.7 million and satisfaction by RWA of all of its bank debt covenants on a quarterly basis. Assuming these minimum performance targets are met, approximately 50% of Mr. Allan’s 2007 bonus will be based upon RWA’s achievement of 100% of its target EBITDA. The balance of Mr. Allan’s bonus is based primarily upon the satisfaction of the following key performance indicators: The achievement of so-called core revenues of approximately $34.1 million at RWA’s Customer Service Centers, or CSCs (17.5%); the achievement of CSC new product volume target revenues of approximately $5.8 million (10%); development of an organizational plan to position RWA for a liquidity event (5%); and the roll-out of new business initiatives relating to business improvements (17.5%). Mr. Allan also will be entitled to a “super” bonus of up to approximately $162,325 based upon the satisfaction of the RWA board of directors with the overall performance of RWA and RWA’s achievement of EBITDA substantially in excess of its target EBITDA for 2007 as follows: Excess EBITDA of $394,000 to approximately $1.2 million, a $39,400 super bonus; excess EBITDA of approximately $1.2 million to approximately $1.8 million, an additional super bonus of 7.5% of such excess; and excess EBITDA of more than approximately $1.8 million, an additional super bonus of 10% of such excess, but not to exceed the maximum total super bonus of approximately $162,325.

•	Peter McCann — Approximately 60% of Mr. McCann’s 2007 bonus is based upon RWA’s achievement of its target EBITDA. The balance of Mr. McCann’s bonus is based upon the satisfaction of the following key performance indicators: Completion of the year-end audit (5%); expense management (10%); cash flow and debt level management (15%); and Mr. McCann’s individual job performance (10%).

•	James Warren — All of Mr. Warren’s 2007 bonus is conditioned upon the satisfaction of the following key performance indicators: RWA’s satisfaction of all debt covenants and financial obligations to lenders and others.

•	Anthony Moore — Approximately 30% of Mr. Moore’s 2007 bonus is based upon RWA’s achievement of its target EBITDA. The balance of Mr. Moore’s bonus is based upon the satisfaction of the following key performance indicators: The achievement of total budgeted CSC revenues of approximately $54.4 million (50%); and Mr. Moore’s individual job performance (20%).

•	Greg Baker — Approximately 70% of Mr. Baker’s 2007 bonus is based upon RWA’s achievement of its target EBITDA. The balance of Mr. Baker’s bonus is based upon Mr. Baker’s individual job performance.

The target EBITDA levels for the award of cash bonuses for 2006 and 2007 were established by the RWA board in consultation with the Chief Executive Officer in conjunction with RWA’s budgeting process for the fiscal year in question. In connection with the development of RWA’s annual budgets, target EBITDA is established using assumptions concerning revenues and other factors that have a direct and measurable effect upon RWA’s financial and operating performance. EBITDA for this purpose is measured by RWA’s net income as shown on its annual audited financial statements, before deduction for interest, income taxes, depreciation and amortization as reflected in such financial statement. As indicated above, the targeted EBITDA for fiscal 2007 was approximately $11.7 million, which was approximately two times RWA’s actual EBITDA for fiscal 2006.

No cash bonuses were paid for 2006 in light of RWA’s achievement of less than 90% of its target EBITDA for 2006. RWA’s audited financial statements have not yet been completed for the fiscal year ended June 30, 2007. Based upon actual EBITDA for the first three quarters of fiscal 2007 and estimated fourth quarter EBITDA, management of RWA believes that RWA will achieve at least 90% of its target EBITDA and, therefore, that RWA will pay cash bonuses to its executive officers for fiscal 2007. The extent to which RWA will pay such cash bonuses will not be determined, however, until RWA’s actual EBITDA for fiscal 2007 is finally determined in approximately September of this year. The actual cash bonuses also will depend upon the determination of RWA’s board of directors regarding the executive officers’ achievement of their respective key performance indicators, which also is expected to occur in September. RWA’s board of directors determines whether, or to what extent, non-quantitative key performance indicators for each named executive officer have been satisfied, based upon the subjective assessment and evaluation of the directors and in consultation with the named executive officer and his direct reports among RWA’s management.

In addition to its annual incentive cash bonus program, the RWA board of directors in its discretion may award “super” bonuses to executive officers based upon the achievement of extraordinary business objectives of RWA established by the board. Mr. Allan, RWA’s Chief Executive Officer, is eligible for such a bonus for 2007.

Equity-Based Incentives

In 2004, the board of directors of RWA established the ESOP in connection with the buyout of Royal Wolf by Equity Partners and the management shareholders of RWA. The purpose of the ESOP was to enable RWA to afford its executive officers an appropriate stake in the success of Royal Wolf following the buyout.

The initial stock option awards to the executive officers of RWA were determined arbitrarily by the board of directors of RWA in consultation with senior management, including Michael Baxter, the former Chief Executive Officer and founding shareholder of RWA, and the individual officers. In addition to the initial stock option awards, some number of stock options were reserved for future grant to new hires. Peter McCann, the Chief Financial Officer of RWA, also received from RWA’s former majority shareholder, Equity Partners, a separate stock option with respect to shares that were held by Equity Partners. This option award was determined by arm’s-length negotiation between Equity Partners and Mr. McCann.

All of the stock option grants were subject to vesting requirements and were exercisable at nominal prices only upon a “realization event.” The purpose of all of the stock option awards was to afford the executive officers an appropriate incentive to increase the value of RWA and help to accomplish a realization event and to share in the proceeds of such an event. All of the stock options have been terminated and paid out as described below in the “Options Exercised” table.

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